EXHIBIT 99.1

Fuwei Films Announces Final Verdict of Major Shareholders Case

BEIJING, Nov. 12, 2009 (GLOBE NEWSWIRE) -- Fuwei Films (Holdings) Co. Ltd. (Nasdaq:FFHL) ("Fuwei" or "the Company"), a manufacturer and distributor of high-quality BOPET plastic films located in China, today announced the Company became aware of the final verdict issued by the Supreme People's Court of Shandong Province, concerning the Company's three major shareholders, Mr. Jun Yin, Mr. Tongju Zhou and Mr. Duo Wang. The Supreme People's Court upheld the initial verdict issued by the Intermediate court in March 2009.

The March 2009 initial verdict sentenced Mr. Yin to death, with a stay of execution for two years; the other two defendants, Mr. Zhou and Mr. Wang, each received life imprisonment; all of the personal property of the three individuals will be confiscated. The three individuals appealed the initial verdict to the Supreme People's Court of Shandong Province in March 2009.

None of these individuals is involved in Fuwei's day-to-day operations.

"This final verdict brings an end to our major shareholders case," said Mr. Xiaoan He, Chairman and CEO of Fuwei. "As the leading BOPET developer and producer in China, we remain optimistic on our future prospects and focused on enhancing the long-term shareholder value."

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary Fuwei Films (Shandong) Co., Ltd. Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

CONTACT:  Fuwei Films (Holdings) Co., Ltd.
          In China:
          Maggie Huang, Investor Relations Manager
          +86-10-6852-2612
          fuweiIR@fuweifilms.com

          Grayling
          In the U.S.:
          Investor Relations
          Leslie Wolf-Creutzfeldt
          +1-646-284-9472
          lwolf-creutzfeldt@hfgcg.com